July 22, 2014	Filed by First Merchants Corporation pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Community Bancshares, Inc. Commission Securities Exchange Act File No: 000-17071
Dear Valued Client:

I am excited to announce that Community Bank is planning to join First Merchants Bank.

On July 21, 2014, a definitive agreement was signed between First Merchants Corporation and Community Bancshares. As a result of this merger, First Merchants ($5.6 billion) and Community Bank ($272 million) will have combined assets of over $5.9 billion.

Through this combination, we intend to provide you with expanded products and services, along with more banking centers and ATMs. Our new partnership will provide you with over 100 banking locations throughout 26 Indiana counties, as well as two counties in both Illinois and Ohio, along with a multi-line insurance company and a full service trust company.

First Merchants is one of the largest financial services holding companies in Indiana, headquartered in Muncie. For more than 120 years, they have been providing trusted advice and counsel to clients and communities like ours. In fact, we are already neighbors, as we commonly serve the Noblesville, Westfield, Fishers and Lapel communities. They have a solid balance sheet, a history of earnings, and most importantly they recognize the importance of community banking.

Our companies are similar; both have deep roots in community banking and both are committed to local delivery of exceptional service. Both banks believe in building deep, lifelong relationships with our clients and in being part of the fabric of the communities we serve. We sincerely believe that the combination of our shared core values and client-centric approach will prove to be mutually beneficial to our clients, employees, shareholders and communities.

We are excited and proud of our intention to take the First Merchants name, but more importantly, we are proud to have the opportunity to have you as our trusted and valued client. By combining Community Bank with First Merchants, we can bring you even more products and services while maintaining the legacy of real community banking that you expect and deserve.

Although we will be a much larger company, the people who serve you will not change. You will see the same employees at your neighborhood banking centers, providing you with the high performing service and advice you have become accustomed to. It is our pledge to continue to provide the same community banking experience, from the same great people you know and trust.

We will be following up with additional information regarding our combination with First Merchants, as well as with details regarding your current products and services. If you have any questions or concerns about this exciting news, please do not hesitate to contact me or any of our banking professionals directly for more information.

On behalf of the entire Community Bank team, we thank you for your loyalty and business, and we look forward to supporting your personal and business financial needs now and in the future.

Personally yours,

/s/ Charles L. Crow

Charles L. Crow
Chairman & CEO, Community Bank

P.S. For additional information about First Merchants, I encourage you to visit their website at www.firstmerchants.com.

ADDITIONAL INFORMATION
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The proposed merger will be submitted to Community Bancshares’ shareholders for their consideration. In connection with the proposed merger, First Merchants will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement for Community Bancshares and a Prospectus of First Merchants, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. Once filed, you may obtain a free copy of the Proxy Statement/Prospectus, when it becomes available, as well as other filings containing information about First Merchants at the SEC’s Web Site (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing First Merchants’ Web site (http://www.firstmerchants.com) under the tab Investors, then under the heading Financial Information, and finally under the link SEC Filings.
Community Bancshares and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Community Bancshares in connection with the proposed Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like believe, continue, pattern, estimate, project, intend, anticipate, expect and similar expressions or future or conditional verbs such as will, would, should, could, might, can, may, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the Merger) between First Merchants Corporation (First Merchants) and Community Bancshares, Inc. (Community Bancshares), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the First Merchants and Community Bancshares will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable tobank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission. Neither First Merchants nor Community Bancshares undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this document. In addition, First Merchants’ and Community Bancshares’ past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

Filed by First Merchants Corporation pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Community Bancshares, Inc. Commission Securities Exchange Act File No: 000-17071

Community Bank/First Merchants partnership FAQs

Who is First Merchants?
First Merchants is the second-largest bank based in Indiana, and has been practicing community-based banking for more than 120 years. They have nearly 100 locations throughout 26 Indiana counties, as well as two counties in both Illinois and Ohio.
The First Merchants family includes First Merchants Bank, Lafayette Bank & Trust, and Commerce National Bank. They also offer trust and insurance services to clients through First Merchants Trust Company and First Merchants Insurance Group.
To learn more about the company, visit firstmerchants.com.

What's the benefit of this partnership?
We believe this is a great strategic fit for both banks. Both have deep roots in community banking and both are committed to local delivery of exceptional service. Both banks believe in building deep, lifelong relationships with our clients and in being part of the fabric of the communities we serve. We both strive to be trusted advisors and true partners with our clients.
By combining Community Bank with First Merchants, we intend to offer you more locations, with more than 100 First Merchants banking centers and ATMs throughout Indiana and into Illinois and Ohio. In addition, more products and services, including trust and insurance options, will be available to you, while ensuring the community banking principles our bank stands for are alive and well.

When will the merger be finalized?
The merger of Community Bank and First Merchants Bank should be complete in the first quarter of 2015, pending the necessary shareholder and regulatory approvals. We plan to combine our systems and complete the integration during the second quarter of 2015.

What does this mean for me? Can I still use my checks and account numbers, and visit my local branch?
Yes, don't worry! For now, you can continue to do your banking as you've always done, using your existing account numbers and logins. You can stop by your local Community Bank location, use your current checks and payment cards, and use Community Bank's Online and Mobile banking options just as you have been. And we'll be in touch once we have final approval, to let you know about any necessary changes to your accounts.

Will the bank name change?
Yes, we are excited and proud about our plans to take the First Merchants Bank name once the merger is complete. First Merchants Bank promises The Strength of Big, The Service of Small. By taking on a new name, we will be better able to deliver the strength our larger company offers, but the people who serve you will not change. You should continue to expect the same great people and same great service you're used to.

Are you going to close banking centers?
For now, you can continue to visit any Community Bank location. Once the merger is complete, we'll be integrating our branch network with First Merchants' and evaluating to make sure we have locations that are most convenient for our clients. After the merger, we plan to have more than 100 convenient banking locations proudly in every community each company serves today!

Where is First Merchants located?
First Merchants is headquartered in Muncie, Indiana, and has locations in 26 Indiana counties as well as two counties in both Illinois and Ohio. You may have seen their banking centers in cities including Noblesville, Westfield, Fishers, and Lapel, and we're excited to expand our network of location once the merger is complete! Visit firstmerchants.com/locations for a complete list of First Merchants locations.

I have a payment due. Where should I send it?
Send any payments as normal, to the address you have been sending them. And feel free to call us at 317-773-0800 with any questions about your accounts!

I want to know more.
Feel free to read through our press release about the merger at firstmerchants.com/community and give us a call at 317-773-0800 if you have more questions. Thank you for your continued business!

ADDITIONAL INFORMATION
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The proposed merger will be submitted to Community Bancshares’ shareholders for their consideration. In connection with the proposed merger, First Merchants will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement for Community Bancshares and a Prospectus of First Merchants, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. Once filed, you may obtain a free copy of the Proxy Statement/Prospectus, when it becomes available, as well as other filings containing information about First Merchants at the SEC’s Web Site (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing First Merchants’ Web site (http://www.firstmerchants.com) under the tab Investors, then under the heading Financial Information, and finally under the link SEC Filings.
Community Bancshares and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Community Bancshares in connection with the proposed Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like believe, continue, pattern, estimate, project, intend, anticipate, expect and similar expressions or future or conditional verbs such as will, would, should, could, might, can, may, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the Merger) between First Merchants Corporation (First Merchants) and Community Bancshares, Inc. (Community Bancshares), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding theMerger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the First Merchants and Community Bancshares will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission. Neither First Merchants nor Community Bancshares undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation or press release. In addition, First Merchants’ and Community Bancshares’ past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.